Exhibit 12.1

CHARTER COMMUNICATIONS HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended March 31,
	2007	2006

Earnings

Loss from operations before Income Taxes	$(300)	$(433)
Fixed Charges	456	452

Total Earnings	$156	$19

Fixed Charges
Interest Expense	$447	$440
Amortization of Debt Costs	7	10
Interest Element of Rentals	2	2

Total Fixed Charges	$456	$452

Ratio of Earnings to Fixed Charges (1)	-	-

(1) Earnings for the three months ended March 31, 2007 and 2006 were insufficient to cover fixed charges by $300 and $433, respectively. As a result of such deficiencies, the ratios are not presented above.